Exhibit 8

To:

Board of Directors

Tongjitang Chinese Medicines Company (the “Company”)

I, Wang Xiaochun, the director of Hanmax Investment Limited, hereby give you notice of the withdrawal of the proposal dated March 9, 2008, to acquire all of the outstanding Ordinary Shares of the Company.

/s/ Wang Xiaochun
Wang Xiaochun Date: June 27, 2008